Brian J. Lane
Direct: +1 202.887.3646
Fax: +1 202.530.9589
BLane@gibsondunn.com

August 26, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 001-10890

Dear Jim,

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to oral comments received on August 19, 2011.

It is our understanding that the Staff has two comments. First, it was conveyed to us that our proposed disclosure, in our letter dated August 5, 2011, would be clearer if we stated simply that currently the Company does not have any pending litigation of the kind required to be disclosed under ASC 450.

As such, the Company proposes to add the following sentence to future filings, applicable “Currently the Company does not have pending litigation in which there is a reasonable possibility of material loss.”

The other comment conveyed concerned the possibility of disclosure of the aggregate amount of accruals recorded by the Company resulting from contingencies arising from litigation. I can confirm to you that the Company has no accruals related to litigation contingencies.

* * * * *

<August 26, 2011>

In connection with our responses above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, do not hesitate to contact me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane

Brian J. Lane

BJL/sga

CC:	Peter H. Heckman
Dwayne D. Hallman
Ann M. Caparros
Bret A. Conklin